# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Latham Group, Inc., CIK 0001833197
CUSIP: 51819L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 787 Watervliet Shaker Road, Latham, New York (NY), 12110
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-22-000111
Filed by CIK 0001620062

## Reporting persons
- WYNNCHURCH CAPITAL PARTNERS IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by Wynnchurch Capital Partners IV, L.P.
  Wynnchurch Partners IV, L.P. is the general partner of Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B.
  Gleason, John A. Hatherly and Francis G. Hayes.
- Wynnchurch Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- Wynnchurch Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- WC PARTNERS EXECUTIVE IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock rare no longer held directly by WC Partners Executive IV, L.P.
  Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- John A. Hatherly: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- Francis G. Hayes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- Christopher Patrick OBrien: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.
- Gregory B. Gleason: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Shares of Common Stock are no longer held directly by WC Partners Executive IV, L.P. and
  Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly and Francis G. Hayes.

## Item 1. Issuer
Name of issuer: Latham Group, Inc.
Address of issuer's principal executive offices: 787 Watervliet Shaker Road, Latham, New York, 12110

## Item 2. Person Filing
Name of person filing: The persons filing this Schedule 13G are (the "Reporting Persons"): Wynnchurch Partners IV, L.P.; Wynnchurch Capital, L.P.; WC Partners Executive IV, L.P.; Wynnchurch Capital Partners IV, L.P.; Christopher P. O'Brien; Gregory B. Gleason; John A. Hatherly; and Francis G. Hayes.
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 6250 N. River Road, Suite 10-100, Rosemont, IL 60018.
Citizenship: Wynnchurch Partners IV, L.P., WC Partners Executive IV, L.P., Wynnchurch Capital Partners IV, L.P. are Cayman Islands partnerships. Wynnchurch Capital, L.P. is a Delaware partnership. Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly, and Francis G. Hayes are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

Shares of Common Stock are no longer held directly by Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by Christopher P. O'Brien, Gregory B. Gleason, John A. Hatherly, and Francis G. Hayes.
Percent of class: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Pamplona Capital Partners V, L. P. (the "Pamplona Fund") entered into a stockholders agreement, dated as April 27, 2021 (the "Stockholders Agreement"), with Wynnchurch Capital Partners IV, L.P. and WC Partners Executive IV, L.P. (collectively, the "Wynnchurch Funds"). Pursuant to the Stockholders Agreement, each of the Pamplona Fund and the Wynnchurch Funds have agreed, among other things, to vote their shares of Common Stock to elect members of the board of directors of the Issuer as set forth therein. Because of the relationship between the Pamplona Fund and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Wynnchurch Funds and/or to constitute a "group" with the Wynnchurch Funds. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Pamplona Fund.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1620062/000089706922000111/cmw382a.htm

## Signatures
- WYNNCHURCH CAPITAL PARTNERS IV, L.P.: /s/ Christopher P. O'Brien, WYNNCHURCH CAPITAL PARTNERS IV, L.P. (05/20/2026)
- Wynnchurch Partners IV, L.P.: /s/ Christopher P. O'Brien, Wynnchurch Partners IV, L.P. (05/20/2026)
- Wynnchurch Capital, L.P.: /s/ Christopher P. O'Brien, Wynnchurch Capital, L.P. (05/20/2026)
- WC PARTNERS EXECUTIVE IV, L.P.: /s/ Christopher P. O'Brien, WC PARTNERS EXECUTIVE IV, L.P. (05/20/2026)
- John A. Hatherly: /s/ John A. Hatherly, John A. Hatherly (05/20/2026)
- Francis G. Hayes: /s/ Francis G. Hayes, Francis G. Hayes (05/20/2026)
- Christopher Patrick OBrien: Christopher Patrick O'Brien, Christopher Patrick O'Brien (05/20/2026)
- Gregory B. Gleason: /s/ Gregory B. Gleason, Gregory B. Gleason (05/20/2026)